St James's Corporate Services Limited

(Registered in England)
Registration number 3566623

6 St James's Place
London SW1A 1NP

Tel 020 7499 3916
Fax 020 7491 1989





PECD/JAK

SUPPL

02 October 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Offer by Gold Fields to acquire the entire issued share capital of Western Areas Limited and Cautionary Announcement – 11 September 2006**

2. **Underground Fire at South Deep Gold Mine – 22 September 2006**

Yours faithfully
For and on behalf of
St James's Corporate Services Limited



P E C Dexter
Secretary



WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR
ISIN: ZAE000016549
("WESTERN AREAS")

OFFER BY GOLD FIELDS TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF WESTERN AREAS LIMITED ("WESTERN AREAS") AND CAUTIONARY ANNOUNCEMENT

1. Introduction

Western Areas shareholders are advised that Gold Fields Limited ("Gold Fields") has undertaken to the Board of Directors of Western Areas ("Western Areas Board") to make an offer to acquire the entire issued share capital of Western Areas other than those shares already owned by Gold Fields ("the Offer").

This announcement sets out the principal terms and conditions of the Offer, which is subject to the conditions precedent in paragraph 4 below. Western Areas shareholders are also referred to the Gold Fields announcement regarding the Offer, which has been published on the Securities Exchange News Service ("SENS") today.

Western Areas shareholders are advised that Gold Fields has separately concluded an agreement with Barrick Gold Corporation to acquire the entire issued share capital of Barrick Gold South Africa (Pty) Limited ("BGSA"), which holds the other 50% interest in the Barrick Gold Western Areas Joint Venture. Western Areas has decided not to exercise its pre-emptive right in respect of that transaction.

2. Terms of the Offer

The Offer will be implemented either by way of a general offer in terms of section 440 *et seq* of the Companies Act (Act 61 of 1973) as amended (the "Act") or, subject to the approval of the Western Areas Board, by way of a scheme of arrangement in terms of section 311 of the Act. Should the Offer be implemented in terms of section 440 *et seq*, there will be no condition as to any minimum level of acceptances.

If the Offer is accepted by all shareholders, Gold Fields will own the entire share capital of Western Areas and it is intended that the listing of the ordinary shares in Western Areas (the "Western Areas shares") on the JSE Limited (the "JSE") will be terminated.

3. The Offer consideration

In terms of the Offer, Western Areas shareholders will receive 35 ordinary shares with a par value of 50 cents each in the issued share capital of Gold Fields for every 100 Western Areas shares held.

4. Condition precedent

The Offer is subject to the fulfillment and/or waiver of the condition precedent that the requisite approvals by the JSE, the Competition Authorities and any other regulatory authority which has jurisdiction in this regard for the implementation of the Offer are obtained.

5. Gold Fields' shareholding in Western Areas

Gold Fields currently owns 18% of the issued share capital of Western Areas. Gold Fields has announced today that it has concluded an agreement with JCI Limited ("JCI") to acquire a further 16.7% of the issued share capital of Western Areas from JCI, for the same consideration as that payable in terms of the offer. Furthermore JCI has granted to Gold Fields and Gold Fields has granted to JCI a call and put option, respectively, subject to certain restrictions, in terms of which Gold Fields may acquire from JCI a further 6.3% of the issued share capital of Western Areas. No option premiums are payable in respect of the options granted.

Shareholders are referred to the joint Gold Fields and JCI announcement published on SENS today.

6. Opinion of the Western Areas Board

The Western Areas Board will appoint an independent advisor to advise the board on whether the terms and conditions of the Offer are fair and reasonable to a Western Areas shareholder, whereafter the Western Areas Board will communicate its view on the Offer to the Western Areas' shareholders.

7. Cautionary and further announcement

A further announcement setting out the salient dates and times and financial effects of the Offer on the shareholders of Western Areas will be made in due course. Shareholders are advised to exercise caution when trading in Western Areas' shares until such time as such further announcement is made.

Johannesburg
11 September 2006

Investment bank and transactional sponsor
Investec Bank Limited

Investment bank and transactional sponsor
Standard Bank

Legal adviser to Western Areas
Werksmans

Sponsor to Western Areas
Sasfin

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol : WARUY
CUSIP No: 957654304
("Western Areas" or "the Company")

UNDERGROUND FIRE AT SOUTH DEEP GOLD MINE

A fire broke out in the 95/3 West project area at South Deep on the 31st August '06 following a routine blast.

The area was immediately isolated, and air into the area was restricted in order to prevent the fire from spreading. Mine personnel, in conjunction with proto teams (trained in fighting mine fires) from the region, have been successful in ensuring that the fire has not spread from the 3 West area which is contained at this point in time. Access to the fire has been restricted for safety reasons, and no one has been hurt in the process of containing the fire.

For safety reasons, production was stopped for a period of 6 days while the fire was being addressed. Production levels have resumed to at least 75% of that prior to the occurrence of the fire.

Earlier indications were that the fire could be extinguished sooner.

Johannesburg
22 September 2006

E-mail: info@wal.co.za